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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                Princeton Media Group, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                Common Stock, no par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

Russel Leventhal, 9000 Sunset Boulevard, 6th Flr., Los Angeles, CA 90069
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                     June 4, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.                                                    PAGE 1 OF ___ PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Allstate Communications, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          25,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING           25,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      25,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.                                                    PAGE 2 OF ___ PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Allstate Communications, Inc. Profit Sharing Plan
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          31,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING           31,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              EP
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.                                                    PAGE 3 OF ___ PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Russel Leventhal
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          168,500
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          56,000(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            168,500
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          56,000(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      224,500(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Includes 25,000 Shares owned by Allstate Communications, Inc. and 31,000 Shares owned by the Allstate Communications Inc. Profit Sharing Plan

ITEM 1. SECURITY AND ISSUER.

         The class of equities securities to which this statement on Schedule 13 D relates is the Common Stock, no-par value (the "Common Stock"), of Princeton Media Group, Inc. (the "Issuer"), an Ontario, Canada corporation, with its principal executive offices located at 214 Brazilian Avenue, Suite 400, Palm Beach, Florida 33480.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Allstate Communications, Inc. ("ACI"), The Allstate Communications, Inc. Profit Sharing Plan (the "Plan") and Russel Leventhal (collectively, "Reporting Persons") pursuant to the Joint Filing Agreement attached hereto as Exhibit 1. Mr. Leventhal is the Chief Executive Officer and a director of ACI, and is a trustee of the Plan. The persons serving as the other executive officers and directors of ACI, and as the other trustees of the Plan, are Frank Montelione and Richard Shapiro (the "Other Executives"). Mr. Montelione is the Chief Operating Officer of ACI, and Mr. Shapiro is the Chief Financial Officer of ACI. The capital stock of ACI is beneficially owned 50% by Mr. Leventhal and 50% by Mr. Montelione. The filing of this statement shall not be construed as an admission that Mr. Leventhal is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock except the 168,500 shares with respect to which he possesses sole voting and dispositive power. ACI is a California corporation and its principal business is telecommunications entertainment services. Mr. Leventhal and the Other Executives are citizens of the United States of America, and the Plan is organized in California. The address of the principal business office of each of the Reporting Persons and the Other Executives is 9000 Sunset Boulevard, 6th Floor, Los Angeles, CA 90069.

         During the last five years, none of the Reporting Persons or Other Executives has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of funds or other consideration used in making the purchases are as follows:


================================================================================
REPORTING PERSON        SOURCE                   AMOUNT
--------------------------------------------------------------------------------
Russel Leventhal        Personal Funds           $574,798
--------------------------------------------------------------------------------
ACI                     Working Capital          $115,585
--------------------------------------------------------------------------------
The Plan                Investment Funds         $74,566
--------------------------------------------------------------------------------

         No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. The Common Stock was acquired by the Reporting Persons by purchase.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Common Stock by the Reporting Persons is to hold for investment. There is no plan or proposal which the Reporting Persons may have which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any action similar to any of those enumerated above.

         Although there is no plan or proposal to do so, one or more of the Reporting Persons may in the future acquire additional Common Stock, dispose of their Common Stock or take other actions such as those described above in connection with their ownership of Common Stock.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER.

         (a) Each Reporting Person owns the number and percentage of shares of Common Stock set forth opposite his or its name.


================================================================================
REPORTING PERSON          NUMBER OF SHARES          PERCENTAGE OF CLASS
--------------------------------------------------------------------------------
Russel Leventhal          168,500(1)                7.8%
--------------------------------------------------------------------------------
ACI                       25,000                    1.2%
--------------------------------------------------------------------------------
The Plan                  31,000                    1.4%
--------------------------------------------------------------------------------


         (b) The Reporting Persons have the power to vote and power to dispose of the shares of the Common Stock owned by such Reporting Persons as follows:

               Mr. Leventhal has the sole power to vote and dispose of the shares of Common Stock held directly by him. Mr. Leventhal, because of his ownership interest in, and position as a director and officer of, ACI, and his position as a trustee of the Plan, has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, the shares of the Common Stock held by ACI and the Plan. Such powers may be deemed to be shared with one or both of the Other Executives.

         (c) The Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days except for the acquisitions disclosed in this statement.

         (d) No other person is known to have the right to receive or the power to direct the receipt from dividends from, or proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.


---------------------

         (1) Excludes shares of Common Stock owned by ACI and the Plan. Mr. Leventhal, because of his ownership interest in, and position as a director and officer of, ACI, and his position as a trustee of the Plan, may be deemed to beneficially own the shares of the Common Stock held by ACI and the Plan.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Attached as Exhibit 1 to this Statement is the Joint Filing Agreement entered into among the Reporting Persons.



SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


      July, 25 1997                       ALLSTATE COMMUNICATIONS, INC.
-------------------------
            Date

                                          By:   /s/ Richard Shapiro
                                             ---------------------------
                                                 Richard Shapiro
                                                 Chief Financial Officer


                                          THE ALLSTATE COMMUNICATIONS, INC.
                                                PROFIT SHARING PLAN


                                          By:   /s/ Richard Shapiro
                                             ---------------------------
                                                      Richard Shapiro
                                                      Co-trustee

                                               /s/ Russel Leventhal
                                          ------------------------------
                                                 RUSSEL LEVENTHAL

                                   EXHIBIT 1


                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agreed to the joint filing on behalf of each of them, a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Princeton Media Group, Inc. and further agree that this Agreement be included as an exhibit to such filing. Each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement.

        In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 30 day of July, 1997.


ALLSTATE COMMUNICATIONS, INC.


By:       /s/ Richard Shapiro
      -----------------------------
Name:        Richard Shapiro
      -----------------------------
Title:             CFO
      -----------------------------


THE ALLSTATE COMMUNICATIONS, INC.
PROFIT SHARING PLAN


By:       /s/ Richard Shapiro
      -----------------------------
Name:        Richard Shapiro
      -----------------------------
Title:         Co-Trustee
      -----------------------------


   /s/ Russel Leventhal
----------------------------
     RUSSEL LEVENTHAL